Exhibit (a)(vi)

                           FORM OF E-MAIL CONFIRMATION
                           OF RECEIPT OF ELECTION FORM

      This e-mail confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your outstanding options for cancellation and regrant pursuant to our voluntary stock option exchange program. This e-mail does not serve as our formal acceptance of the options designated on your Election Form for cancellation and regrant, per the terms and conditions of the Offer to Exchange Certain Outstanding Options for New Options dated October 23, 2002 (the "Offer"), previously distributed to you and filed with the SEC. A formal notice of the acceptance/rejection of your options will be sent to you promptly after the expiration of the Offer, which is currently scheduled to occur at 5:00 p.m., Pacific Time, on November 21, 2002 (the "Expiration Date").

      Your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer. To change your election, you must submit a new Election Form prior to the Expiration Date per the procedures set forth in the Offer.

      If you have questions regarding this confirmation, contact:

            The 3DO Company
            Human Resources Department
            Attention: Gina Caruso
            200 Cardinal Way
            Redwood City, CA 94063
            Ph:  (650) 385-2654
            Fax: (650) 385-3120